UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 18, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of February 18, 2026, among the Company and certain shareholders (the “RU Shareholders”) of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”).

Pursuant to the Share Exchange Agreement, the RU Shareholders will sell up to 100% of the issued and outstanding shares in the capital of Royal Uranium (78,581,029 common shares) to the Company in exchange for up to 3,750,025 Class A Ordinary Shares of the Company with nominal value $0.0035 per share (“Class A Ordinary Shares”) or pre-funded warrants (“Pre-Funded Warrants”) to subscribe for up to such number of Class A Ordinary Shares (at an exercise price per share equal to the nominal value of the shares) in lieu of the Class A Ordinary Shares to the extent that the allotment of Class A Ordinary Shares would result in such shareholders’ beneficial ownership of shares in the Company exceeding 9.99% of the issued share capital of the Company (the “Securities Exchange”). The Securities Exchange will result in Royal Uranium becoming a subsidiary of the Company. The Share Exchange Agreement provides that Royal Uranium is valued at $15,000,000.

The closing of the Securities Exchange (the “Closing”) will take place electronically on the third business day following satisfaction or waiver of all conditions to consummate the Securities Exchange or such other date and time as the parties may mutually determine. The Share Exchange Agreement provides that if, within 30 days following the date of the Share Exchange Agreement, subject to extension by agreement between the Company and Anthony Milewski and Mark Schipperheijn (each of whom is an RU Shareholder, and together, the “Representative Shareholders”), RU Shareholders holding not less than 75% of the issued shares in Royal Uranium have not signed the Share Exchange Agreement or a joinder thereto, the Company may elect to implement the Securities Exchange by way of a plan of arrangement or in such other manner as may be permitted by Canadian law.

The Closing is subject to certain conditions, including: (i) that no temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction preventing or prohibiting the consummation of the Securities Exchange shall be in effect; (ii) that RU Shareholders holding not less than 75% of the issued shares in Royal Uranium shall have signed the Share Exchange Agreement or executed a joinder thereto; (iii) that the Company shall have obtained the requisite shareholder approval as required by the Irish Takeover Panel Act 1997, Takeover Rules, 2022 (the “Takeover Rules”); (iv) the accuracy of the representations and warranties of the parties in all material respects; (v) compliance by the parties with their covenants and agreements in all material respects; and (vi) the absence of any material adverse effect on either Royal Uranium or the Company since the date of the Share Exchange Agreement.

From and after the date of the Share Exchange Agreement until the earlier of the Closing or the termination of the Share Exchange Agreement, the Company, Royal Uranium, and each RU Shareholder shall not, directly or indirectly, (i) initiate, solicit, encourage, negotiate, accept or discuss any transaction or series of transactions with any person involving any sale of substantially all of the assets or capital stock of Royal Uranium or the Company to another acquirer (an “Alternative Acquisition”), (ii) provide information with respect to a party to any person relating to a possible Alternative Acquisition, (iii) enter into an agreement with any person providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition. If any party receives any unsolicited offer, inquiry or proposal relating to an Alternative Acquisition, such party must promptly notify the other parties thereof.

The Company is required to prepare a draft circular to shareholders containing notice of an extraordinary general meeting (the “EGM”) and information regarding the Securities Exchange as required by the Takeover Rules. The Company must furnish a draft of the circular to the Representative Shareholders for review within five business days of the date of the Share Exchange Agreement, submit the draft circular to the Irish Takeover Panel within three business days of receipt of input from the Representative Shareholders, and commence mailing to shareholders within five business days of the Irish Takeover Panel providing confirmation that the circular satisfies the necessary requirements under the Takeover Rules. The Company is required to use all reasonable endeavors to procure that the EGM is held, and shareholder approval of the Securities Exchange is obtained, as soon as reasonably practicable following the date of the Share Exchange Agreement.

The Share Exchange Agreement includes lock-up restrictions on the RU Shareholders with respect to the Class A Ordinary Shares. RU Shareholders (or RU Shareholders who are affiliates) who receive more than 25,000 Class A Ordinary Shares are subject to restrictions prohibiting the transfer, sale, pledge, or other disposition of the Class A Ordinary Shares as follows: (i) 100% of the Class A Ordinary Shares for six months from the date of the Share Exchange Agreement; (ii) two-thirds of the Class A Ordinary Shares for 12 months from the date of the Share Exchange Agreement; and (iii) one-third of the Class A Ordinary Shares for 18 months from the date of the Share Exchange Agreement. RU Shareholders (together with their affiliates) who receive 25,000 Class A Ordinary Shares or fewer will be released from such restrictions after six months following the date of the Share Exchange Agreement. The Company will be required to file a registration statement to register the resale of the Class A Ordinary Shares within 20 business days of the expiration of such lock-up restrictions.

The Share Exchange Agreement may be terminated prior to the Closing: (i) by mutual written agreement of the Representative Shareholders and the Company; (ii) by either party if the other party has breached any representation, warranty, covenant or agreement resulting in or reasonably expected to result in a material adverse effect or would prevent or materially delay the consummation of the Securities Exchange; (iii) by any party if all conditions to such party’s obligations have not been satisfied or waived on or before the date falling 12 months from the date of the Share Exchange Agreement; or (iv) by any party if a permanent injunction or other order preventing or prohibiting consummation of the Securities Exchange has been issued and has become final and non-appealable.

In addition, the Share Exchange Agreement contains certain representations, warranties, limitations of liability, and indemnification provisions, and customary covenants.

Under each Mineral & Element Advisory Agreement, dated as of February 12, 2026 (collectively the “Advisory Agreements”), between the Company and each of three other parties (the “Advisors”), the Share Exchange Agreement will constitute a Definitive Agreement (as defined in the Advisory Agreements). The Advisory Agreements were disclosed in the Company’s Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on February 17, 2026 (the “Prior Form 6-K”). Pursuant to the Advisory Agreements and at the election of the Advisors, the Company will issue 95,000 Class A Ordinary Shares and customary pre-funded warrants to purchase up to an aggregate of 142,500 Class A Ordinary Shares to the Advisors in the form attached as Exhibit 4.1 to the Prior Form 6-K (“Advisor Pre-Funded Warrants”), on the first trading day after the execution of the Share Exchange Agreement, and such Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of such Advisor Pre-Funded Warrants will be subject to certain registration requirements, as further disclosed in the Prior Form 6-K.

Prior to the entry into the Share Exchange Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and any of the RU Shareholders, except that Anthony Milewski, an RU Shareholder, purchased $250,000 of the securities purchased under the Securities Purchase Agreement, dated as of February 14, 2026, between the Company and certain investors, which was previously disclosed in the Prior Form 6-K, and is also an Advisor under one of the Advisory Agreements.

The form of Pre-Funded Warrants and the form of Share Exchange Agreement are furnished as Exhibit 4.1 and Exhibit 10.1 to this Report on Form 6-K, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibit.

The offer and sale of securities described above is being conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

On February 18, 2026, the Company issued a press release announcing that it had entered into the Share Exchange Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the parties’ ability to complete the Share Exchange, the Company’s ability to integrate Royal Uranium into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the Share Exchange, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalties, which may depend on, among other things, the degree of success in obtaining regulatory acceptance of, and market demand for, uranium and natural gas as sources of energy; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, and 333-293286) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
10.1	Form of Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
99.1	Press release dated February 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 18, 2026	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer